  Exhibit 21.1

Manufactured Housing Properties, Inc. (MHPC)

Acquisition Date	Subsidiary Name

November, 2016	Pecan Grove MHP

April, 2017	Butternut MHP
November, 2017	Azalea MHP
November, 2017	Holly Faye MHP
November, 2017	Chatham MHP
November, 2017	Lake View MHP
December, 2017	Maple Hills MHP